UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

MORPHIC HOLDING, INC.

(Name of Subject Company (issuer))

RAINIER ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

61775R105

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2024 (as amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Rainier Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Morphic Holding, Inc., a Delaware corporation (“Morphic”), at a purchase price of $57.00 per Share, net to the stockholder in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2024, and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., Eastern Time, on August 15, 2024 (such date and time, the “Expiration Time”), and was not further extended. The Depositary has advised Purchaser that, as of the Expiration Time, 46,731,511 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 92.8% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Following consummation of the Offer, on August 16, 2024, Lilly completed its acquisition of Morphic pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Morphic, without a meeting of Morphic stockholders, in accordance with Section 251(h) of the DGCL, with Morphic continuing as the surviving corporation and becoming a wholly-owned subsidiary of Lilly.

In connection with the Merger, trading of the Shares was halted prior to the opening of trading on Nasdaq on August 16, 2024, and all Shares will be delisted from Nasdaq. Lilly and Morphic intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspension of Morphic’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Lilly on August 16, 2024 announcing the expiration and results of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(B) to the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Lilly on August 16, 2024.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2024	RAINIER ACQUISITION CORPORATION

/s/ Michael C. Thompson
Name: Michael C. Thompson
Title: President and Treasurer

ELI LILLY AND COMPANY

/s/ Gordon J. Brooks
Name: Gordon J. Brooks
Title: Interim Chief Financial Officer